Wingfeather Saga partnership announcement

Andrew Peterson <info@braggmanagement.com>
Fri 4/30/2021 2:35 PM
To: jchriswall@hotmail.com <jchriswall@hotmail.com>

[View this email in your browser](#)



The Animated Series is Coming.

At long last, The Wingfeather Saga animated series is coming to fruition, and you can help. Wednesday night, Andrew Peterson and Chris Wall hosted a livestream to announce a partnership with **Angel Studios** to take the next steps towards *The Wingfeather Saga* animated series. Angel Studios is responsible for the TV Series *The Chosen* and is helping to distribute an all-new, multi-season animated Wingfeather Saga series.

To do this, we're exploring a new crowdfunding technique that will allow those who love the saga to become owners and share in the success. We want to know if you would be interested in investing if we gave you the chance. Learn more here: **Express Funding Interest**

We're so grateful for your support and can't wait to share what we else we've been up to.

EXPRESS FUNDING INTEREST HERE:



WATCH THE FULL ANNOUNCEMENT HERE:









WATCH ON FACEBOOK

WATCH ON YOUTUBE

No money or other consideration is being solicited, and if sent, will not be accepted; No sales will be made or commitments to purchase accepted until a Form C (if a Reg CF offering is chosen) offering statement is filed with the Securities and Exchange Commission and only through an intermediary's platform (if a Reg CF offering is chosen); and Prospective purchaser's indications of interest are non-binding.

Andrew Peterson Touring
940 Davidson Dr
Nashville, TN 37205-1004